UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 4, 2024

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held company

CNPJ/MF 02.421.421/0001-11

NIRE 33.300.324.631

MATERIAL FACT

STRATEGIC PLAN 2024-2026 AND UPDATED PROJECTIONS (GUIDANCE)

TIM S.A. ("Company" or "TIM") (B3: TIMS3; NYSE: TIMB) hereby, in compliance with article 157 of Law No. 6,404 and the provisions of CVM Resolution No. 44 and in continuity with the Material Fact disclosed on February 6, 2024, provides information to its shareholders, the market in general and other interested parties about the update of the Shareholder Remuneration projection for the Short Term, referring to the Strategic Plan 2024-2026.

Based on the results of the first 9 months of 2024, TIM believes it is on track to achieve all the projections previously disclosed. This assessment is supported by strong cash generation, indicating the Company's financial health. Consequently, TIM informs that it will remunerate its shareholders by approximately R$ 3.5 billion for the year 2024, comprising R$ 800 million in Interest on Equity (IOE) already approved and approximately R$ 2.7 billion (IOE and Dividends) to be approved in the coming months.

Below is an updated table of projections, including the estimate of remuneration to short-term shareholders. All other projections remain unchanged.

Projections 2024 - 2026
Objectives	Short-term 2024	Med-term (until 2026)
Revenue	Service Revenue Growth (YoY): 5% - 7%	Service Revenue Growth (CAGR 23-26): 5% - 6%
EBITDA	EBITDA growth (YoY): 7% - 9%	EBITDA growth (CAGR 23-26): 6% - 8%
Investments (Capex)	Nominal Capex: R$ 4.4 Bln – 4.6 Bln	Capex Nominal: R$ 4,4 Bln – 4,6 Bln (per year)
Operating Cash Flow (EBITDA-AL[1] minus Capex)	EBITDA-AL growth minus Capex (YoY): Double-Digit[2]	EBITDA-AL Growth less Capex (CAGR 23-26): Double-Digit²
Shareholder Remuneration	~R$ 3.5 Bln	∑ 24-26[3]: R$ 11.8 – 12.2 Bln.

Notes:

•	The numbers considered for the projections consider normalizations for non-recurring effects.
•	Investments exclude possible 3rd license renewals or new frequency auctions.

[1] EBITDA-AL: Earnings Before Interests, Taxes, Depreciation and Amortization After Leases. The indicator reflects EBITDA discounted from lease payments.

[2] Reference scales: Double-digit = ≥10% and <100%

[3] ∑ 24-26 = sum of the absolute values of the years 2024, 2025 and 2026

•	Shareholder remuneration includes Interest on Equity (IOE), dividends, share buybacks or other applicable instruments. This projection is subject to business performance and the deliberation of the Board of Directors.
•	All projections assume no major change to the actual regulatory and tax framework.

Rio de Janeiro, November 04, 2024.

TIM S.A.

Alberto Mario Griselli

Chief Executive Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 4, 2024	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer